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                              August 4, 2023

       Zhu Runzhou
       Chief Executive Officer
       Aluminum Corporation of China Limited
       No. 62 North Xizhimen Street, Haidian District, Beijing
       People   s Republic of China ( 100082 )

                                                        Re: Aluminum
Corporation of China Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15264

       Dear Zhu Runzhou:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 139

   1. We note your disclosures on pages iii, iv, vi, and 139. Please confirm, if true, that you are controlled by the
State-owned Assets Supervision and Administration Commission of the
                                                        State Council of China
by virtue of the SASAC   s total ownership of your controlling
                                                        shareholder. Please
also briefly explain the State Council of China and the SASAC   s role
                                                        as governmental
entities.
 Zhu Runzhou
FirstName
Aluminum LastNameZhu
           Corporation ofRunzhou
                         China Limited
Comapany
August     NameAluminum Corporation of China Limited
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName
2. We note that your principal subsidiaries provided in Note 1 to your consolidated financial statements indicates that you have a subsidiary in Hong Kong. Please note that Item
         16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or
incorporated and provide the
              percentage of your shares or the shares of your consolidated operating entities owned
              by governmental entities in each foreign jurisdiction in which you have consolidated
              operating entities in your supplemental response.
                With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental
              response.
3. Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure under paragraphs (b)(2) and (3).
4. We note your disclosure at page 139 that eight of your directors are members of the
         Chinese Communist Party.    Please further identify each    official
 of the Chinese
         Communist Party as required by Item 16I(b)(4) of the Form 20-F.
5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to identify whether the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
6. With respect to your disclosure pursuant to Item 16I(b)(5), please confirm that your
         Articles of Association contain one or more charters of the Chinese Communist Party, or the text of any such charters, and tell us the text of such charters. We also note that you
         have included language that such disclosure is    to our best
knowledge.    Please
         supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party other than those outlined in your response.
 Zhu Runzhou
FirstName
Aluminum LastNameZhu
           Corporation ofRunzhou
                         China Limited
Comapany
August     NameAluminum Corporation of China Limited
       4, 2023
August
Page 3 4, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at
(202) 551-3783
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:      Chin-Yang Lin